Canadian Nuclear Safety Commission ("CNSC") Part 2 Commission Hearing for the Approval of the Rook I Project

  Link to the Part 2 Commission Hearing that commenced at 9:00 am CST February 9, 2026: here

  NexGen's Part 2 presentation video now available on NexGen's homepage: here

  This Hearing represents the final step in the Federal regulatory process prior to a CNSC approval decision

Vancouver, BC, February 9, 2026 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to be participating this week in Part 2 of the Canadian Nuclear Safety Commission ("CNSC") Commission Hearing for the Federal approval of the Company's 100%-owned Rook I Project (the "Project"). The Hearing follows Part 1 that was successfully completed on November 19, 2025. Part 2 proceedings are scheduled from February 9 to 12 and will provide involved parties and members of the public an opportunity to be heard before the Commission to make their views known regarding the advancement of the Project.  The four identified and verified potentially impacted Indigenous Nations in the Local Priority Area ("LPA") are all speaking at the proceedings about the industry leading approach NexGen has taken and the unequivocal support they have for the approval of the Project.

This exciting milestone represents the final step in the Federal regulatory approval process for the Rook I Project. It concludes more than 12 years of disciplined, comprehensive environmental and social studies, and highlights NexGen's transparent and genuine engagement approach with local and Indigenous communities that has delivered measurable, positive and generational benefits since 2013.

NexGen is presenting a video during the Hearing that showcases the Company's guiding engagement principles and includes perspectives from Local Priority Area ("LPA") Indigenous and community leaders. The video also highlights NexGen's impactful community programs focused on education, training, mentorship, and health and wellness, demonstrating how together with LPA communities, a new standard is being set for responsible resource development-one founded on trust, respect and partnership to deliver enduring social, economic, and environmental benefits for local communities throughout all phases of the mine life, and beyond.

The video can be found on NexGen's homepage: here

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras
Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves, and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at sedarplus.ca and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.